Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. 1Q07 Earnings Release

Item 1

São Paulo, May 9, 2007 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), and in providing integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the first quarter of 2007.

IR contact
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Call

Local Conference Call
Date: May 11, 2007
10 a.m. (US EST)
Telephone: 55 11 2101-4848
Code: Ultrapar

International Conference Call
Date: May 11, 2007
11:30 a.m. (US EST)
Brazilian participants: 0-800-891-3951
US participants: 1-800-418-6854
International participants: 1 (973) 935-8893
Code: Ultrapar or 8750766

Ultrapar Participações S.A.
UGPA4 = R$ 60.90/ share
UGP = US$ 29.40 / ADR
(03/30/2007)

In March 2007 we carried out the acquisition of the fuel and lubricant distribution businesses of Ipiranga Group in the South and Southeast regions, in one of the largest acquisition transactions ever carried out in Brazil. In parallel, the other businesses of Ultrapar have continued to grow in 1Q07, with consolidated EBITDA of R$ 115 million, 8% up on 1Q06

➢ ANNOUNCING OF THE ACQUISITION OF THE IPIRANGA GROUP TOGETHER WITH PETROBRAS AND BRASKEM

➢ EBITDA AT ULTRAGAZ AMOUNTED TO R$ 60 MILLION IN 1Q07, UP 9% COMPARED TO 1Q06

➢ EBITDA AT OXITENO TOTALLED R$ 42 MILLION, UP 4% COMPARED TO 1Q06

➢ EBITDA AT ULTRACARGO AMOUNTED TO R$ 11 MILLION, 19% HIGHER THAN IN 1Q06

“In one of the largest acquisition transactions in the history of Brazil, we acquired the Ipiranga’s fuel and lubricant distribution businesses in the South and Southeast regions of Brazil, together with the Ipiranga brand, moving Ultrapar up to a new level of size and scale, and generating several results and growth opportunities for the company. With this, Ultrapar reinforces its commitment to sustainable growth, taking another step forward in the project of increasing its presence in the capital market”

Pedro Wongtschowski - CEO

Summary of the First Quarter 2007

Profit and Loss Data Ultrapar Consolidated	1Q07	1Q06	4Q06	Δ (%) 1Q07v1Q06	Δ (%) 1Q07v4Q06

Net Sales and Services	1,174	1,098	1,204	7%	(2%)
Gross Profit	223	199	233	12%	(4%)
Operating Profit	67	59	69	14%	(3%)
EBITDA	115	107	115	8%	0%
Net Earnings	37	57	48	(35%)	(23%)
Earning per share*	0.46	0.70	0.60	(35%)	(23%)
Amounts in R$ million (except EPS)
* Based on the weighted average of the number of shares during the period

Operational Data Ultragaz	1Q07	1Q06	4Q06	Δ (%) 1Q07v1Q06	Δ (%) 1Q07v4Q06

Total Volume (‘000 tons)	368	355	388	3%	(5%)
Bottled	247	240	267	3%	(7%)
Bulk	121	115	121	4%	(1%)

Operational Data Oxiteno	1Q07	1Q06	4Q06	Δ (%) 1Q07v1Q06	Δ (%) 1Q07v4Q06

Total Volume (‘000 tons)	144	129	131	12%	10%
Sales in Brazil	112	86	96	29%	16%
Sales outside Brazil	32	42	35	(25%)	(8%)

Operational Data Ultracargo	1Q07	1Q06	4Q06	Δ (%) 1Q07v1Q06	Δ (%) 1Q07v4Q06

Effective storage (‘000 m3)[1]	263	225	251	17%	5%
Total kilometrage (million)	8.9	12.6	8.8	(29%)	2%

1 monthly average

Macroeconomic Indicators	1Q07	1Q06	4Q06	Δ (%) 1Q07v1Q06	Δ (%) 1Q07v4Q06

Exchange rate -average (R$/US$)	2.1078	2.1959	2.1520	(4%)	(2%)
Brazilian basic interest rate (CDI)	3.0%	4.0%	3.1%	(25%)	(3%)
Inflation in the period (IPCA)	1.3%	1.4%	1.1%	(7%)	18%

Highlights

➢
Ultrapar acquires Ipiranga’s fuel distribution businesses in the South and Southeast regions - on March 19, 2007, Ultrapar, together with Petrobras and Braskem, announced the acquisition of the Ipiranga Group, in one of the largest acquisition transactions ever carried out in Brazil. Ultrapar acquired the fuel and lubricant distribution businesses in the South and Southeast regions of Brazil, keeping the Ipiranga brand. The transaction, for Ultrapar, consists of 4 steps, being: (i) the acquisition of the shares owned by the families that made up the controlling block of the Ipiranga Group (carried out on April 18, 2007) (ii) the carrying out of a mandatory tender offer for the common shares held by the minority shareholders of CBPI, RPI and DPPI (tag-along offer), a request for which was filed with the CVM on May 02, 2007, (iii) the exchange offer of the preferred shares of CBPI, RPI and DPPI and (iv) the split of the assets acquired between Ultrapar, Petrobras and Braskem. It is estimated that the entire transaction will be completed by 4Q07.

As a result of this acquisition, Ultrapar, the largest LPG distributor in the country, has also become the second largest fuel distribution company in Brazil, with a market share of approximately 15% of the Brazilian market - with market shares that range from 17% to 40% in the regions in which it operates (South and Southeast) - and approximately 3,300 service stations. Ipiranga’s estimated results from the businesses acquired by Ultrapar in 2006 amounted to net revenues of R$ 19 billion and R$ 340 million of EBITDA.

The distribution of fuels and lubricants is an activity whose main success drivers are similar to those of the distribution of LPG: a major brand, logistics efficiency and efficiency in managing the resellers network. These components combined with its higher capacity for investment, put Ultrapar in a position to benefit from growth opportunities, which can be leveraged by the improvement in income among the Brazilian population - already being reflected in record nationwide vehicles sales - and by Brazil's competitiveness in bio fuels, particularly in the production of ethanol. At Ipiranga, Ultrapar will apply the same management methods used in its businesses, focusing on the sustainable growth, alignment of interest and simplicity and agility of the decision process.

The results of the distribution and lubricants business of South and Southeast regions acquired from the Ipiranga Group will begin to be consolidated in Ultrapar’s results as from April.

➢
Ultrapar expands its operations in Mexico - in April, Ultrapar announced that its subsidiary CANAMEX acquired the operational sulfate and sulfonate assets of Unión Química S.A. de C.V. in Mexico. The assets of Unión Química include a plant with an installed production capacity of 8,600 tons/year of sulfates/sulfonates, which that mainly serves the cosmetics and detergents segments, with potential annual revenue generation of approximately US$ 10 million. The cost of the acquisition is US$ 4.0 million, without the assumption of any debt, being entirely financed by CANAMEX in the local market. The success of CANAMEX operations, with a 49% growth in sales volume during 2006, reinforces Ultrapar's long-term commitment to the Mexican market, where new investment opportunities continue to be identified. This acquisition represents another step in strengthening Oxiteno's presence in Mexico.

➢
Ultrapar acquires Petrolog Serviços e Armazéns Gerais - in May, Ultracargo took another step in its strategy of being recognized as the Brazilian largest and most complete logistical provider for special bulk cargo, through the acquisition of Petrolog for R$ 10 million. Petrolog is a provider of in-house logistics operations, engaged in the areas of: management of finished products, packaging, inventories control, storage and despatch to the domestic and international markets, in customer facilities. The acquired operation generates annual revenues of R$ 11 million, with an expressive growth potential.

rapar in the Macroeconomic Scenario
Ultrapar in the Macroeconomic Scenario

During the first quarter of this year several economic indicators reflected the expansion in the Brazilian economy, particularly retail commerce which in February recorded a 10% growth compared to the same period in 2006, in real terms, basically reflecting governmental income transfer programs and the greater credit availability. On the other hand, the international scenario of high liquidity levels and the entrance of foreign investment inBrazil resulted in major foreign exchange inflows, further strengthening the Brazilian Real.

The increase in income among the Brazilian population continued to benefit the LPG market, which in the first quarter of the year achieved growth of 3% compared to the same period in 2006. Ultragaz’s sales performance was slightly better than the Brazilian market, particularly because of higher sales of the bulk segment. In such way, Ultragaz's EBITDA amounted to R$ 60 million in 1Q07, up 9% and 3% compared to 1Q06 and 4Q06, respectively.

In 1Q07 Oxiteno reported EBITDA 4% higher than in the same period of the previous year, as a consequence of commercial initiatives and the greater availability of ethylene, which resulted in higher sales volume and better sales quality, total volumes being up 12% and 10% in relation to 1Q06 and 4Q06, respectively. As a result, this neutralized the negative effects of the appreciation in the Brazilian Real and the rise in the international price of ethylene - the company's main raw material. Compared to 4Q06, EBITDA at Oxiteno was down 9%.

Ultracargo has begun to capture the gains of its strategic initiatives implemented over the last few years, and the start of operations of the expansion project at the Suape Terminal, with EBITDA showing an increase of 19% and 22% compared to 1Q06 and 4Q06, respectively.

Ultrapar's consolidated EBITDA totalled R$ 115 million in 1Q07, up 8% compared to 1Q06, and stable compared to 4Q06.

Quarterly EBITDA

Operational Performance

Ultragaz - The Brazilian LPG market expanded by 3% in 1Q07, compared to 1Q06, basically reflecting the improvement in income among the Brazilian population. In the same period, the volume sold by Ultragaz amounted to 368,000 tons, 3.5% higher than the volume sold in 1Q06 and exceeding the market's expansion rate, basically due to an increase of 4% in the bulk segment, result of the higher consumption by certain clients. In the bottled segment, sales volume was up by 3%, in line with the expansion in the market as a whole. Compared to 4Q06, Ultragaz's sales volume was down 5%, basically due to the seasonal drop in volume between the two periods.

Sales Volume - Ultragaz (in '000 tons)

Oxiteno - Total sales volume at Oxiteno in 1Q07 amounted to 144,000 tons, up 12% on 1Q06, as a result of a better economy and the higher availability of ethylene, the highest growth being seen in the domestic market, where sales volume was up by 29%resulting in a better geographical sales mix. Growth in the domestic market took place in a widely spread manner in the various segments served by Oxiteno - sales of specialty chemicals saw an increase of 11,000 tons, the result of commercial initiatives and gains in market share, while commodities sales rose by 14,000 tons, due to the increase in local demand. In the export market, sales dropped back by 25% compared to 1Q06, consequence of higher sales in the domestic market. Canamex's sales volume was up 49% in the quarter, amounting to 8,500 tons. Compared to 4Q06, Oxiteno's total sales volume was up 10%, expanding by 16% in the domestic market.

Sales Volume - Oxiteno ('000 tons)

Ultracargo - Average storage volume at Ultracargo, measured in cubic metres, in 1Q07 was 17% higher than in 1Q06, basically due to the expansion in operations at the Santos Intermodal Terminal and the Suape Terminal, whose expansion was completed in 4Q06. Compared to 4Q06 storage capacity increased by 5% as a result of the expansion at the Suape Terminal. In the transport segment, the total kilometres travelled was down 29% compared to 1Q06, as a result of the decision to focus its operations in rendering services with higher aggregate value. In comparison to 4Q06, kilometrage travelled remained stable.

Economic - Financial Performance

Net Sales and Services - Ultrapar's net consolidated sales and services in 1Q07 amounted to R$ 1,174 million, 7% up on the net sales in 1Q06 and 2% lower than in 4Q06.

Net Sales and Services (in R$ million)

Ultragaz - Net sales and services at Ultragaz amounted to R$ 735 million in 1Q07, 6% higher than the figure in 1Q06, basically due to an increase of 3.5% in volume sold and the benefits generated by the company’s distribution structure review. Compared to 4Q06, there was a reduction of 5%, in line with the seasonal drop in sales volume.

Oxiteno - Oxiteno reported net sales and services of R$ 396 million in 1Q07, up 11% compared to 1Q06, basically due to an increase in sales volume of 12% - the 4% appreciation in the Brazilian Real against the US Dollar offset the better geographical sales mix and higher prices in the international market. Compared to 4Q06 there was an increase of 2% as a result of growth in sales on, offset by (i) a higher proportion of commodities in the volume sold, and (ii) the appreciation of the Brazilian Real against the US Dollar.

Ultracargo - Net revenues from services at Ultracargo amounted to R$ 54 million in 1Q07, down 7% compared to 1Q06 as a result of the reduction in transport operations, partly offset by an increase in average storage. Compared to 4Q06, net revenues were stable.

Cost of Sales and Services - Ultrapar's cost of sales and services amounted to R$ 951 million in 1Q07, 6% higher than in 1Q06, and down 2% on 4Q06.

Ultragaz - The cost of sales and services at Ultragaz amounted to R$ 618 million in 1Q07, up 4% on 1Q06, due to an increase of 3.5% in volume sold and higher personnel expenses as a result of collective wage agreements implemented. Compared with 4Q06, there was a reduction of 5%, due to a seasonal drop in sales volume and non-recurring costs booked in 4Q06.

Oxiteno - Oxiteno's cost of sales and services in 1Q07 amounted to R$ 311 million, up 12% on 1Q06, compatible with the volume sold. The increase in the cost of ethylene in dollar terms was compensated for by the appreciation of 4% in the Brazilian Real against the US dollar. Compared to 4Q06, there was an increase of 5% in the cost of sales and services, less than the increase of 10% in sales volume, as a result of the appreciation in the Real and the change in product mix, with a lower proportion of specialty chemicals.

Ultracargo - The cost of services provided by Ultracargo amounted to R$ 33 million in 1Q07, down 13% and 1% compared to 1Q06 and 4Q06, respectively, principally related to the drop in costs in the transport division.

Sales, General and Administrative Expenses - Ultrapar's sales, general and administrative expenses amounted to R$ 156 million, up 11% on 1Q06 and down 5% on 4Q06, respectively.

Ultragaz - Sales, general and administrative expenses at Ultragaz totalled R$ 86 million in 1Q07, up 16% compared to 1Q06, basically due to: (i) an increase in personnel expenses as a result of annual collective wage agreements and expansion in the size of the workforce - compatible with the company's new commercial structure; and (ii) higher expenses on advertising and marketing, the result of sales campaigns. Compared to 4Q06, there was a drop of 5%, basically due to a reduction in sales volume and extraordinary expenses booked in 4Q06.

Oxiteno - Sales, general and administrative expenses at Oxiteno amounted to R$ 55 million in 1Q07, 11% higher than in 1Q06, due to (i) an increase in sales volume, (ii) higher sales expenses at Canamex, as a result of increased sales volume, including exports and (iii) higher personnel expenses as a result of annual collective wage agreements. Compared to 4Q06, there was a reduction of 4%, basically as a result of a reduction in international freight expenses and lower personnel expenses.

Ultracargo - Ultracargo's sales, general and administrative expenses totalled R$ 16 million in 1Q07, down 11% on 1Q06, due to downsizing in the workforce as a result of the reduction in transport operations, partially offset by higher expenses from the expansion into storage operations. Compared to 4Q06, there was a drop of 6% as a result of adjustment in the size of the workforce.

EBITDA - Ultrapar reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 115 million in 1Q07, up 8% compared to 1Q06, and stable compared to 4Q06.

EBITDA (in R$ million)

Ultragaz - EBITDA at Ultragaz amounted to R$ 60 million in 1Q07, up 9% on 1Q06, due to growth in sales volume as well as the benefits generated by the company’s distribution structure review. Compared to 4Q06, there was an improvement of 3%.

Oxiteno - EBITDA at Oxiteno totalled R$ 42 million in 1Q07, 4% up on 1Q06, basically due to an increase in sales volume, partially offset by the appreciation of 4% in the Brazilian Real and an increase in the dollar-denominated cost of ethylene. Compared to 4Q06, there was a reduction of 9% due basically to the higher portion of commodities as a percentage of overall sales volume and the appreciation of the Brazilian Real against the US dollar.

Ultracargo - Ultracargo presented EBITDA of R$ 11 million in 1Q07, up 19% and 22%, respectively on 1Q06 and 4Q06, as a result of expansion in storage operations and the restructuring of operations in the transport segment, prioritizing operations with a higher aggregate value.

Financial result - Ultrapar reported net financial expenses of R$ 8 million in 1Q07, compared to net financial revenues of R$ 12 million in 1Q06. The financial result in 1Q06 was beneficiated from the extraordinary gain of R$ 16 million as a result of the winning of lawsuits related to the levy of PIS and COFINS on financial revenues. Additionally, this result reflects a drop in the company's net cash position, which was R$ 127 million at the end of 1Q06, compared to a net debt of R$ 48 million in 1Q07.

Benefit of tax holidays - in December 2006 the income tax exemption enjoyed by Oxiteno's unit at Camaçari expired, and a request was filed with ADENE (Northeast Development Agency), responsible to manage this incentive program, asking for a 75% reduction in income tax until 2016. Ultrapar expects to have a response to this request in the next few weeks, having been successful in previous lawsuits of this nature. If the income tax reduction is approved, Oxiteno should wait for the Federal Tax Authorities to issue its opinion, which has a time limit of 120 days to occur. Only after this period Oxiteno can book the amount of the tax benefit in its results, retrospectively to January 1, 2007. Should the fiscal benefit had already been obtained since January 1, 2007, the total expense with income tax and social contribution would have been reduced in R$ 6.2 million.

Net Earnings - Ultrapar's consolidated net earnings in 1Q07 amounted to R$ 37 million, 35% and 23% lower than the net earnings in 1Q06 and 4Q06, respectively, basically due to the effects mentioned in the financial result and benefit of tax holidays.

Investments -Total investment (CAPEX) in the quarter amounted to R$ 120 million, allocated as follows:

•	At Ultragaz, mainly on the renewal of existing cylinders and tanks, as well as in the expansion of the overall amount.

•	At Oxiteno, investments were basically concentrated on production capacity expansion projects, particularly in the building of the fatty alcohol plant, expansion to specialty chemical production capacity and expansion of the ethylene oxide production capacity at Mauá.

•	Ultracargo basically allocated its investment on the expansion of the Aratu terminal for the storage of palm oil and the maintenance of its operational bases.

Ultrapar in the capital markets

Ultrapar’s shares appreciated by 24% during 1Q07, while the Ibovespa and IBX indices appreciated by 3% and 2%, respectively. Over the past 12 months, Ultrapar’s shares have appreciated by 60% on Bovespa and 66% on the NYSE. In this same period, the Ibovespa and Dow Jones appreciated by 21% and 11%, respectively. Ultrapar's average daily trading volume amounted to R$ 10 million/day in 1Q07, in comparison with R$ 6 million/day in 1Q06, adding together the trading volume on Bovespa and the NYSE.

Outlook

Ultrapar will continue to focus on investment in capacity expansion, aiming at the sustained growth in its businesses. Some positive effects of the initiatives taken at Oxiteno and Ultracargo were already seen in this quarter, with a significant improvement in sales volumes. Ultragaz continues to benefit from operational improvements as a result of the distribution structure review. Additionally, the acquisition of the fuel and lubricant distribution operations of the Ipiranga Group has taken Ultrapar up to a new level in terms of size and scale, with several growth and better results opportunities for the company. With this, Ultrapar reinforces its commitment to sustainable growth, taking another step forward in its project for the capital markets.

Forthcoming Events

Conference Call / Webcast for market analysts: May 11, 2007

Ultrapar will be holding conference calls for market analysts on May 11 2007, to comment on the company's results in the first quarter of 2007 and future outlook. The presentation will be available for download on the company's website one hour prior to the conference calls.

National: 10 a.m. (US EST) / 11 a.m. (Brazil time)
Telephone number for registration (by May 10, 5 p.m. US EST): 55 11 2103-1687
Address for registration: conferencecall@wittel.com.br
Code: Ultrapar
For connection please call 5 minutes before the conference call on telephone number 55 11 2101-4848.

International: 11:30 a.m. (US EST) /12:30 p.m. (Brazil time)
Participants in Brazil: 0-800-891-3951
Participants in the USA: 1-800-418-6854
International participants: +1 (973) 935-8893
Code: Ultrapar or 8750766

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	1Q07	1Q06	4Q06
Ultrapar - EBITDA Margin	10%	10%	10%
Ultrapar - Net Margin	3%	5%	4%

Productivity	1Q07	1Q06	4Q06
EBITDA R$/ton Ultragaz	164	156	151
EBITDA R$/ton Oxiteno	293	314	353

Focus on Human Resources	1Q07	1Q06	4Q06
Number of employees: Ultrapar	6,978	6,981	6,885
Number of employees: Ultragaz	4,461	4,377	4,424
Number of employees: Oxiteno	1,330	1,214	1,263
Number of employees: Ultracargo	964	1,178	981

Focus on Capital Markets	1Q07	1Q06	4Q06
Quantity of shares (million)	81,325	81,325	81,325
Market Value [1] - R$ million	4,278	2,791	3,707
Bovespa
Average Daily Volume (‘ 000 shares)	124,716	73,065	71,254
Average Daily Financial Volume (R$' 000)	6,572	2,507	3,204
Average Share Price (R$ /' 000 shares)	52.7	34.3	45.0
Nyse
Quantity of ADRs[2] (' 000 ADRs)	12,601	11,319	11,795
Average Daily Volume (ADRs)	65,473	96,398	49,505
Average Daily Financial Volume (US$' 000)	1,629	1,528	1,067
Average Price (US$ / ADRs)	24.9	15.9	22.6
Total³
Average Daily Volume ('000 shares)	190,189	169,463	120,759
Average Daily Financial Volume (R$' 000)	10,004	5,851	5,504
1Calculated based on the weighted average price in the period
2 1 ADR = 1 Preferred Share
3 Total = BOVESPA + NYSE

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 18, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2007	2006	2006
ASSETS
Cash and cash equivalents	869.1	1,085.1	1,070.1
Trade accounts receivable	383.7	335.0	360.0
Inventories	228.0	208.4	217.2
Other	167.1	100.6	159.8
Total Current Assets	1,647.9	1,729.1	1,807.1
Investments	30.7	32.4	30.8
Property, plant and equipment	1,238.5	1,070.2	1,172.8
Deferred charges	116.2	102.5	112.3
Long term investments	551.3	382.1	548.0
Other long term assets	186.9	165.1	178.8
Total Long Term Assets	2,123.6	1,752.3	2,042.7
TOTAL ASSETS	3,771.5	3,481.4	3,849.8

LIABILITIES
Loans and financing	125.4	129.7	102.8
Debentures	303.1	4.2	12.8
Suppliers	104.4	94.4	112.5
Payroll and related charges	66.0	56.3	81.2
Taxes	23.2	14.8	18.0
Other accounts payable	41.9	21.1	104.1
Total Current Liabilities	664.0	320.5	431.4
Loans and financing	1,040.2	905.9	1,081.8
Debentures	-	300.0	300.0
Income and social contribution taxes	26.2	24.5	26.0
Other long term liabilities	38.8	46.3	44.0
Total Long Term Liabilities	1,105.2	1,276.7	1,451.8

TOTAL LIABILITIES	1,769.2	1,597.2	1,883.2

STOCKHOLDERS' EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.6	0.4	0.6
Revalution reserves	12.6	14.6	13.0
Profit reserves	971.7	829.0	973.9
Retained earnings	37.6	63.4	-
Total Stockholders' Equity	1,968.5	1,853.4	1,933.5
Minority Interests	33.8	30.8	33.1
TOTAL STOCKHOLDERS' EQUITY & M.I.	2,002.3	1,884.2	1,966.6

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	3,771.5	3,481.4	3,849.8

Cash and Long term investments	1,420.4	1,467.2	1,618.1
Debt	1,468.7	1,339.8	1,497.4
Net cash (debt)	(48.3)	127.4	120.7

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2007	2006	2006	2007	2006
Net sales and services	1,174.1	1,097.7	1,203.8	1,174.1	1,097.7
Cost of sales and services	(950.9)	(898.7)	(970.6)	(950.9)	(898.7)
Gross profit	223.2	199.0	233.2	223.2	199.0

Operating expenses
Selling	(53.2)	(46.0)	(58.4)	(53.2)	(46.0)
General and administrative	(70.8)	(63.8)	(74.1)	(70.8)	(63.8)
Depreciation and amortization	(31.8)	(30.6)	(30.8)	(31.8)	(30.6)

Other operating income (expenses)	(0.1)	0.6	(0.5)	(0.1)	0.6

Income before equity and financial
results	67.3	59.2	69.4	67.3	59.2

Financial results	(7.9)	12.4	(1.3)	(7.9)	12.4
Financial income	31.8	33.7	38.6	31.8	33.7
Financial expenses	(34.7)	(32.3)	(40.6)	(34.7)	(32.3)
Taxes on financial activities	(5.0)	11.0	0.7	(5.0)	11.0
Equity in earnings (losses) of affiliates
Affiliates	(0.1)	-	0.3	(0.1)	-

Nonoperating income (expense)	(0.8)	(2.1)	2.4	(0.8)	(2.1)

Income before taxes and profit sharing	58.5	69.5	70.8	58.5	69.5

Provision for income and social contribution tax	(23.4)	(23.0)	(24.9)	(23.4)	(23.0)
Benefit of tax holidays	2.8	11.4	4.2	2.8	11.4

Income before minority interest	37.9	57.9	50.1	37.9	57.9

Minority interest	(0.7)	(1.1)	(1.7)	(0.7)	(1.1)

Net Income	37.2	56.8	48.4	37.2	56.8

EBITDA	115.1	106.6	115.4	115.1	106.6
Depreciation and amortization	47.8	47.4	46.0	47.8	47.4
Investments	122.7	54.4	106.4	122.7	54.4

RATIOS

Earnings / share - R$	0.46	0.70	0.60	0.46	0.70

Net debt / Stockholders' equity	0.02	Na	Na
Net debt / LTM EBITDA	0.10	Na	Na
Net interest expense / EBITDA	0.07	Na	0.01	0.07	Na
Gross margin	19%	18%	19%	19%	18%
Operating margin	6%	5%	6%	6%	5%
EBITDA margin	10%	10%	10%	10%	10%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	MAR
	2007	2006

Cash Flows from operating activities	13.4	52.2
Net income	37.2	56.8
Minority interest	0.7	1.1
Depreciation and amortization	47.8	47.4
Working capital	(49.5)	(19.3)
Financial expenses (A)	(2.0)	(23.6)
Deferred income and social contribution taxes	(7.9)	(0.6)
Other (B)	(12.9)	(9.6)

Cash Flows from investing activities	(122.7)	(54.4)
Additions to property, plant, equipment and deferred charges (C)	(120.3)	(54.4)
Acquisition of minority interests (including treasury shares)	(2.4)	-

Cash Flows from (used in) financing activities	(88.4)	(154.1)
Short term debt, net	(48.4)	(78.4)
Issuances	23.8	12.1
Related companies	(1.7)	(1.3)
Dividends paid (D)	(62.1)	(86.5)
Increase of capital	-	-

Net increase (decrease) in cash and cash equivalents	(197.7)	(156.3)

Cash and cash equivalents at the beginning of the period (E)	1,618.1	1,623.6

Cash and cash equivalents at the end of the period (E)	1,420.4	1,467.3

Supplemental disclosure of cash flow information
Cash paid for interest (F)	28.3	33.8
Cash paid for taxes on income (G)	3.8	1.7

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included Long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2007	2006	2006
OPERATING ASSETS
Trade accounts receivable	153.3	155.7	160.2
Inventories	40.6	45.0	31.1
Other	11.1	14.7	12.1
Property, plant & equipment	391.7	411.0	399.1
Deferred charges	84.9	74.4	82.8

TOTAL OPERATING ASSETS	681.6	700.8	685.3

OPERATING LIABILITIES
Suppliers	24.1	22.3	32.2
Payroll and related charges	35.3	28.6	43.5
Taxes	4.1	3.8	3.9
Other accounts payable	1.3	2.2	1.3

TOTAL OPERATING LIABILITIES	64.8	56.9	80.9

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2007	2006	2006	2007	2006
Net sales	735.4	694.2	774.6	735.4	694.2

Cost of sales and services	(618.3)	(593.6)	(653.4)	(618.3)	(593.6)

Gross profit	117.1	100.6	121.2	117.1	100.6

Operating expenses
Selling	(28.8)	(24.4)	(33.4)	(28.8)	(24.4)
General and administrative	(28.0)	(21.5)	(28.9)	(28.0)	(21.5)
Depreciation and amortization	(29.3)	(28.2)	(28.4)	(29.3)	(28.2)

Other operating results	0.1	0.5	(0.5)	0.1	0.5

EBIT	31.1	27.0	30.0	31.1	27.0

EBITDA	60.4	55.3	58.4	60.4	55.3
Depreciation and amortization	29.3	28.2	28.4	29.3	28.2

RATIOS

Gross margin	16%	14%	16%	16%	14%
Operating margin	4%	4%	4%	4%	4%
EBITDA margin	8%	8%	8%	8%	8%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2007	2006	2006
OPERATING ASSETS
Trade accounts receivable	213.8	160.4	180.6
Inventories	183.7	159.9	182.5
Other	110.3	44.6	104.9
Property, plant & equipment	629.0	457.2	559.7
Deferred charges	15.4	10.5	13.5
TOTAL OPERATING ASSETS	1,152.2	832.6	1,041.2

OPERATING LIABILITIES
Suppliers	76.0	67.1	76.9
Payroll and related charges	21.8	19.1	28.4
Taxes	15.4	7.1	11.0
Other accounts payable	1.9	2.3	1.5
TOTAL OPERATING LIABILITIES	115.1	95.6	117.8

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2007	2006	2006	2007	2006
Net sales	396.2	357.4	387.1	396.2	357.4

Cost of goods sold
Variable	(274.2)	(242.9)	(259.6)	(274.2)	(242.9)
Fixed	(27.3)	(26.9)	(26.9)	(27.3)	(26.9)
Depreciation and amortization	(9.9)	(9.4)	(9.2)	(9.9)	(9.4)

Gross profit	84.8	78.2	91.4	84.8	78.2

Operating expenses
Selling	(24.3)	(21.2)	(24.5)	(24.3)	(21.2)
General and administrative	(28.3)	(25.9)	(30.1)	(28.3)	(25.9)
Depreciation and amortization	(2.1)	(2.0)	(2.1)	(2.1)	(2.0)

Other operating results	-	-	0.2	-	-

EBIT	30.1	29.1	34.9	30.1	29.1

EBITDA	42.1	40.5	46.1	42.1	40.5

Depreciation and amortization	12.0	11.4	11.2	12.0	11.4

RATIOS

Gross margin	21%	22%	24%	21%	22%
Operating margin	8%	8%	9%	8%	8%
EBITDA margin	11%	11%	12%	11%	11%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2007	2006	2006
OPERATING ASSETS
Trade accounts receivable	22.2	23.9	25.0
Inventories	3.7	3.5	3.6
Other	8.0	6.0	6.0
Property, plant & equipment	207.2	192.7	204.4
Deferred charges	10.9	8.0	10.1

TOTAL OPERATING ASSETS	252.0	234.1	249.1

OPERATING LIABILITIES
Suppliers	9.2	10.3	9.0
Payroll and related charges	8.8	8.5	9.3
Taxes	2.4	2.8	1.8
Other accounts payable	-	-	0.2

TOTAL OPERATING LIABILITIES	20.4	21.6	20.3

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2007	2006	2006	2007	2006
Net sales	54.3	58.1	54.0	54.3	58.1

Cost of sales and services	(33.1)	(38.0)	(33.5)	(33.1)	(38.0)

Gross profit	21.2	20.1	20.5	21.2	20.1

Operating expenses
Selling	(0.1)	(0.4)	(0.5)	(0.1)	(0.4)
General and administrative	(16.1)	(17.9)	(16.8)	(16.1)	(17.9)
Depreciation and amortization	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Other operating results	(0.1)	-	(0.2)	(0.1)	-

EBIT	4.8	1.7	2.9	4.8	1.7

EBITDA	11.1	9.3	9.1	11.1	9.3
Depreciation and amortization	6.3	7.6	6.2	6.3	7.6

RATIOS

Gross margin	39%	35%	38%	39%	35%
Operating margin	9%	3%	5%	9%	3%
EBTIDA margin	20%	16%	17%	20%	16%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
(US$ millions)	2007	2006	2006	2007	2006
Net sales
Ultrapar	557.0	499.9	559.3	557.0	499.9
Ultragaz	348.9	316.1	359.9	348.9	316.1
Oxiteno	188.0	162.8	179.9	188.0	162.8
Ultracargo	25.8	26.5	25.1	25.8	26.5

EBIT
Ultrapar	31.9	27.0	32.2	31.9	27.0
Ultragaz	14.8	12.3	13.9	14.8	12.3
Oxiteno	14.3	13.3	16.2	14.3	13.3
Ultracargo	2.3	0.8	1.4	2.3	0.8

Operating margin
Ultrapar	6%	5%	6%	6%	5%
Ultragaz	4%	4%	4%	4%	4%
Oxiteno	8%	8%	9%	8%	8%
Ultracargo	9%	3%	5%	9%	3%

EBITDA
Ultrapar	54.6	48.6	53.6	54.6	48.6
Ultragaz	28.7	25.2	27.1	28.7	25.2
Oxiteno	20.0	18.4	21.5	20.0	18.4
Ultracargo	5.3	4.2	4.2	5.3	4.2

EBITDA margin
Ultrapar	10%	10%	10%	10%	10%
Ultragaz	8%	8%	8%	8%	8%
Oxiteno	11%	11%	12%	11%	11%
Ultracargo	20%	16%	17%	20%	16%

Net income
Ultrapar	17.6	25.9	22.5	17.6	25.9

Net income / share (US$)	0.22	0.32	0.28	0.22	0.32

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans and debentures	Balance in March/ 2007					Index/	Interest Rate %
				Ultrapar	Ultrapar	Currency(*)	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Holding	Consolidated
Foreign Currency

Sindicated loan	-	124.7	-	-	124.7	US$	5.1	5.1	2008
Financings for Property Plant & Equipment	-	13.9	-	-	13.9	MX$ + TIIE (*)	1.3	2.0	2009 to 2011
Working capital loan	-	4.1	-	-	4.1	MX$ + TIIE (*)	1.0	1.0	2008
Export prepayment, net of linked operations	-	10.4	-	-	10.4	US$	6.2	6.2	2008
Foreign financing	-	24.6	-	-	24.6	US$ + LIBOR	2.0	2.0	2009
Notes	522.9	-	-	-	522.9	US$	7.3	7.3	2015
Notes	126.2	-	-	-	126.2	US$	9.0	9.0	2020
National Bank for Economic	7.3	0.6	2.8	-	10.7	UMBNDES(*)	8.6	10.4	2007 to 2011
and Social Development - BNDES	4.6	4.4	1.2	-	10.2	US$	7.7	10.8	2010 to 2013
Advances on Foreign Exchange Contracts	-	4.0	-	-	4.0	US$	5.2	5.6	Maximum of 59 days

Subtotal	661.0	186.7	4.0	-	851.7

Local Currency

National Bank for Economic	86.0	55.9	54.8	-	196.7	TJLP (*)	1.5	4.9	2007 to 2013
and Social Development - BNDES	-	4.6	-	-	4.6	IGP-M (*)	6.5	6.5	2008
Agency for Financing Machinery and Equipment
(FINAME)	0.4	12.1	24.4	-	36.9	TJLP (*)	2.5	4.9	2007 to 2011
Research and projects financing (FINEP)	-	55.4	-	-	55.4	TJLP (*)	(2.0)	5.0	2009 to 2014
Debentures	-	-	-	303.1	303.1	CDI (*)	102.5	102.5	2008
Banco do Nordeste do Brasil	-	19.8	-	-	19.8	-	9.8	11.5	2018
Other	-	0.2	0.3	-	0.5	-	-	-

Subtotal	86.4	148.0	79.5	303.1	617.0

Total	747.4	334.7	83.5	303.1	1,468.7

Composition per Annum

Up to 1 Year	43.0	58.4	24.0	303.1	428.5
From 1 to 2 Years	29.4	166.3	24.5	-	220.2
From 2 to 3 Years	14.3	56.8	21.8	-	92.9
From 3 to 4 Years	9.8	20.0	7.2	-	37.0
Thereafter	650.9	33.2	6.0	-	690.1

Total	747.4	334.7	83.5	303.1	1,468.7

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in March/2007
	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and Long term investments	93.2	1,157.5	65.7	103.9	0.1	1,420.4

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: May 10, 2007	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(1Q07 Earnings Release)